EXHIBIT 99.1
MATERIAL CHANGE REPORT
1.	Name and Address of Company

Nevoro Inc. 141 Adelaide Street West Suite 420 Toronto, Ontario M5H 3L5

2.	Date of Material Change

June 12, 2008

3.	News Release

A press release was issued on June 12, 2008 and was disseminated through marketwire and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

4.	Summary of Material Change

Nevoro Inc. (the “Company”) has completed the first tranche of a private placement offering (the “Offering”) of 20,015,500 units at a price of $0.35 per unit for gross proceeds of $7,005,425 and plans to complete the second tranche of the Offering on or about July 3, 2008.

5.	Full Description of Material Change

The Company sold 20,015,500 units of the Company, priced at $0.35 per unit (the “Units”) pursuant to an agency agreement entered into with Thomas Weisel Partners Canada Inc. and MGI Securities Inc. Each Unit consists of, and immediately separates into, one common share of the Company and one half of one common share purchase warrant, each whole warrant enabling the holder to acquire one common share of the Company at an exercise price of $0.50 for a period of two years from the closing of the Offering. The 20,015,500 common shares underlying the Units represent 17.4% of the current issued and outstanding common shares of the Company on a non-diluted basis. As required by s. 607(g)(i) of the TSX Company Manual, the Company received approval for the Offering from a majority of its shareholders.

On or about July 3, 2008, the Company intends to close the second tranche of the Offering, selling up to a maximum of 12,841,643 Units. The Units sold will be identical to the Units sold pursuant to the first tranche of the Offering.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Mr. William Schara, President and Chief Executive Officer of Nevoro, who is knowledgeable about the details of the material change and may be contacted at (416) 363-8238.

9.	Date of Report

June 19, 2008

NEVORO INC.
By:	(signed) “Talya Ziv-Av”
Talya Ziv-Av
Vice President Legal Affairs and Corporate Secretary